

July 6, 2012

Wu Yongliang
Vice President and Chief Financial Officer
China Eastern Airlines Corporation Limited
Kong Gang San Lu, Number 92,
Shanghai, 200335
People's Republic of China

> **Re: China Eastern Airlines Corporation Limited**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 24, 2012**
> **File No. 001-14550**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us why you have not checked the box indicating whether you have submitted electronically and posted on your website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T during the preceding 12 months (or such shorter period that you were required to submit and post such files). Refer to Instructions as to Exhibits 101(a)(iii) to Form 20-F.

Item 5. Operating and Financial Review and prospects, page 36

General
2. Please revise your document in future filings to consistently present tables throughout your document in the same chronological order (and in a manner consistent with your consolidated financial statements). For example, we note the Summary Income Statement Data on page 37 is presented with the earliest period first, while the chart summarizing your

Operating Revenue on page 38 is presented with the most recent period first. Refer to SAB Topic 11E for guidance.

3. As a related matter, it appears the lack of consistency caused a typographical error in your discussion of aircraft fuel expenses as a percent of overall operating expenses on page 40. Specifically, in your discussion of 2011 as compared to 2010, you state that aircraft fuel expense as a percent of overall operating expenses was 31.4% and 36.9%, respectively. However, it appears 36.9% relates to 2011 while 31.4% relates to 2010. Please revise in future filings, as applicable.

Passenger Revenues, page 38

4. Please revise your discussion of Passenger Revenues to include an overview of the types of revenue included in this line item. Specifically, if ancillary revenues such as baggage fees or meal sales are included, you should so state. This discussion should include either the amount of such ancillary revenues for each period presented or state that such fees were not material.

Consolidated Financial Statements

Note 41. Assets Held for Sale, page F-86

5. We note from your disclosure here that, in December of 2011, you decided to sell certain aircraft with a carrying value of RMB 1,094 million, and recognized an impairment charge of nearly 56% of that carrying value, resulting in a new carrying value (after the impairment charge) of RMB 482 million. Your disclosure here also indicates that your decision was made due to the high maintenance costs related to these aircraft and engines. It is our understanding that the high maintenance cost associated with these aircraft and engines is primarily attributable to the age of these aircraft and related engines. If our understanding is not correct, please advise.

6. With respect to the remaining fleet, please tell us the number, carrying value and fair value of aircraft and engines similar in age to those you decided to sell.

7. Please tell us the factor(s) that caused the impairment charge you recognized in December of 2011 to be such a large percentage of the carrying value of the subject aircraft and engines.

8. As a related matter, tell us what consideration you gave to the need to shorten the estimated useful lives and/or estimated residual values of your aircraft and engines.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 if you have questions regarding comments on legal matters.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief